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SEC FILE NUMBER
1-5620

CUSIP NUMBER
786449 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Safeguard Scientifics, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable
435 Devon Park Drive, Building 800

Address of Principal Executive Office (Street and Number)
Wayne, PA 19087

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Safeguard’s consolidated financial statements include the accounts of its majority-owned subsidiary, Clarient, Inc. (“Clarient”). Clarient is itself a public company. The preparation of Clarient’s financial statements has been delayed principally due to an analysis relating to billing information provided to Clarient by a third-party billing vendor and Clarient’s processes for reviewing and interpreting that information in connection with the preparation of Clarient’s consolidated financial statements. The analysis has affected the timetable for completion of Clarient’s financial statements and the related audit. The billing vendor issue and the delays in the completion of Clarient’s financial statements have also contributed to delays in the completion of potential financing arrangements being negotiated by Clarient with several parties, including Safeguard. These delays will prevent the Company from completing the consolidating procedures and preparing the financial and other disclosures necessary to enable the Company to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) by the March 17, 2008 due date. As a result of its ongoing analysis of the billing issues described above, Clarient’s management has preliminarily concluded that certain credit balances (relating to refunds owed to customers), totaling approximately $950,000 over a period of multiple quarters, had not been properly recorded in Clarient’s consolidated financial statements and that an adjustment to reduce Clarient’s revenue and record a liability relating to the impact of these credits was necessary. However, Clarient management’s analysis of this matter and its impact on specific reporting periods is still ongoing and subject to change. Clarient’s management has determined as a result of this analysis that a material weakness exists in Clarient’s internal control over financial reporting. Safeguard has not finalized its determination regarding the impact on management’s assessment of internal control over financial reporting at Safeguard in regard to this matter. Financing arrangements have now been finalized as described in Safeguard’s Current Report on Form 8-K of even date herewith.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian J. Sisko, Senior Vice President and General Counsel	610	975-4984
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Annual Report on Form 10-K for the year ended December 31, 2006, the Company reported net income of $71.3 million and $46.0 million for the fourth quarter and year ended December 31, 2006, respectively. Included in the above results was a net gain of $83.9 million reported in discontinued operations in connection with the Company’s sale of its holdings in Mantas, Inc. in October 2006. The Company does not anticipate reporting significant income or loss from discontinued operations in the fourth quarter ended December 31, 2007. In addition, during 2007 the Company acquired interests in five companies accounted for under the equity method. New holdings in growth-stage companies have resulted in equity losses of $4.8 million and $14.1 million in the fourth quarter and year ended December 31, 2007, respectively, compared to $1.1 million and $3.3 million in the corresponding periods of 2006. These items represent the most significant anticipated changes in results of operations for the fourth quarter and year ended December 31, 2007 from the corresponding periods in 2006.
The information provided in this notice includes forward-looking statements, including statements regarding the timing of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: longer than expected delays in Clarient’s completion of its financial statements and Annual Report on Form 10-K, which could result in longer than expected delays in the filing of the Company’s Annual Report on Form 10-K. In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

Safeguard Scientifics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	BRIAN J. SISKO

Brian J. Sisko
Senior Vice President and General Counsel